UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 2)1

CymaBay Therapeutics, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

23257D103

(CUSIP Number)

ANDREW FREEDMAN, ESQ.
RYAN NEBEL, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 13, 2020

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 23257D103

1	NAME OF REPORTING PERSON

ENGINE CAPITAL, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		5,309,251
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

5,309,251
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,309,251
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.7%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP No. 23257D103

1	NAME OF REPORTING PERSON

ENGINE JET CAPITAL, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,134,726
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,134,726
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,134,726
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.7%
14	TYPE OF REPORTING PERSON

PN

3

CUSIP No. 23257D103

1	NAME OF REPORTING PERSON

ENGINE CAPITAL MANAGEMENT, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		6,443,977
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

6,443,977
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,443,977
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.4%
14	TYPE OF REPORTING PERSON

OO

4

CUSIP No. 23257D103

1	NAME OF REPORTING PERSON

ENGINE CAPITAL MANAGEMENT GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		6,443,977
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

6,443,977
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,443,977
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.4%
14	TYPE OF REPORTING PERSON

OO

5

CUSIP No. 23257D103

1	NAME OF REPORTING PERSON

ENGINE INVESTMENTS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		6,443,977
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

6,443,977
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,443,977
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.4%
14	TYPE OF REPORTING PERSON

OO

6

CUSIP No. 23257D103

1	NAME OF REPORTING PERSON

ARNAUD AJDLER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

BELGIUM
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		6,443,977
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

6,443,977
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,443,977
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.4%
14	TYPE OF REPORTING PERSON

IN

7

CUSIP No. 23257D103

1	NAME OF REPORTING PERSON

ROBERT FRANKFURT
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

8

CUSIP No. 23257D103

1	NAME OF REPORTING PERSON

NADAV KIDRON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

ISRAEL
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

- 0 -
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%
14	TYPE OF REPORTING PERSON

IN

9

CUSIP No. 23257D103

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned (“Amendment No. 2”). This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated to read as follows:

(a)	This statement is filed by:
(i)	Engine Capital, L.P., a Delaware limited partnership (“Engine Capital”), with respect to the Shares directly and beneficially owned by it;
(ii)	Engine Jet Capital, L.P., a Delaware limited partnership (“Engine Jet”), with respect to the Shares directly and beneficially owned by it;
(iii)	Engine Capital Management, LP, a Delaware limited partnership (“Engine Management”), as the investment manager of each of Engine Capital and Engine Jet;
(iv)	Engine Capital Management GP, LLC, a Delaware limited liability company (“Engine GP”), as the general partner of Engine Management;
(v)	Engine Investments, LLC, a Delaware limited liability company (“Engine Investments”), as the general partner of each of Engine Capital and Engine Jet;
(vi)	Arnaud Ajdler, as the managing partner of Engine Management, and the managing member of each of Engine GP and Engine Investments;
(vii)	Robert Frankfurt; and
(viii)	Nadav Kidron.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing and Solicitation Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)       The address of the principal office of each of Engine Capital, Engine Jet, Engine Management, Engine GP, Engine Investments, and Mr. Ajdler is 1345 Avenue of the Americas, 33rd Floor, New York, New York 10105. The address of the principal office of Mr. Frankfurt is 450 East 20th Street, Apt 8A, New York, New York 10009. The address of the principal office of Mr. Kidron is 1185 Avenue of the Americas, 3rd Floor, New York, New York 10036.

(c)       The principal business of each of Engine Capital and Engine Jet is investing in securities. Engine Management is the investment manager of each of Engine Capital and Engine Jet. Engine GP serves as the general partner of Engine Management. Engine Investments serves as the general partner of each of Engine Capital and Engine Jet. Mr. Ajdler serves as the managing partner of Engine Management and the managing member of each of Engine GP and Engine Investments. Mr. Frankfurt is the founder and President of Myca Partners, Inc., an investment advisory services firm. Mr. Kidron is the co-founder, Chief Executive Officer and President of Oramed Pharmaceuticals Inc. (NASDAQ: ORMP), a pharmaceutical company.

10

CUSIP No. 23257D103

(d)       No Reporting Person has, during the last five (5) years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       No Reporting Person has, during the last five (5) years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Mr. Ajdler is a citizen of Belgium. Mr. Frankfurt is a citizen of the United States of America. Mr. Kidron is a citizen of Israel.

Item 3.	Source and Amount of Funds or Other Consideration.

Items 3 is hereby amended and restated to read as follows:

The Shares purchased by each of Engine Capital and Engine Jet were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases. The aggregate purchase price of the 5,309,251 Shares beneficially owned by Engine Capital is approximately $8,009,976, including brokerage commissions. The aggregate purchase price of the 1,134,726 Shares beneficially owned by Engine Jet is approximately $1,709,506, including brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On March 13, 2020, Engine Capital delivered a letter to the Issuer nominating Arnaud Ajdler, Robert Frankfurt and Nadav Kidron (the “Nominees”) for election to the Board of Directors of the Issuer (the “Board”) at the 2020 annual meeting of stockholders (the “Annual Meeting”).

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 68,701,043 Shares outstanding, as of October 31, 2019, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 5, 2019.

A.	Engine Capital
(a)	As of the date hereof, Engine Capital directly owned 5,309,251 Shares.

Percentage: Approximately 7.7%

(b)	1. Sole power to vote or direct vote: 5,309,251
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 5,309,251
4. Shared power to dispose or direct the disposition: 0

11

CUSIP No. 23257D103

(c)	The transactions in the Shares by Engine Capital since the filing of Amendment No. 1 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
B.	Engine Jet
(a)	As of the date hereof, Engine Jet directly owned 1,134,726 Shares.

Percentage: Approximately 1.7%

(b)	1. Sole power to vote or direct vote: 1,134,726
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,134,726
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Engine Jet since the filing of Amendment No. 1 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
C.	Engine Management
(a)	Engine Management, as the investment manager of each of Engine Capital and Engine Jet, may be deemed to beneficially own the 6,443,977 Shares owned in the aggregate by Engine Capital and Engine Jet.

Percentage: Approximately 9.4%

(b)	1. Sole power to vote or direct vote: 6,443,977
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 6,443,977
4. Shared power to dispose or direct the disposition: 0

(c)	Engine Management has not entered into any transactions in the Shares since the filing of Amendment No. 1 to the Schedule 13D. The transactions in the Shares on behalf of each of Engine Capital and Engine Jet since the filing of Amendment No. 1 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

D.       Engine GP

(a)	Engine GP, as the general partner of Engine Management, may be deemed to beneficially own the 6,443,977 Shares owned in the aggregate by Engine Capital and Engine Jet.

Percentage: Approximately 9.4%

(b)	1. Sole power to vote or direct vote: 6,443,977
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 6,443,977
4. Shared power to dispose or direct the disposition: 0

12

CUSIP No. 23257D103

(c)	Engine GP has not entered into any transactions in the Shares since the filing of Amendment No. 1 to the Schedule 13D. The transactions in the Shares on behalf of each of Engine Capital and Engine Jet since the filing of Amendment No. 1 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

E.       Engine Investments

(a)	Engine Investments, as the general partner of each of Engine Capital and Engine Jet, may be deemed to beneficially own the 6,443,977 Shares owned in the aggregate by Engine Capital and Engine Jet.

Percentage: Approximately 9.4%

(b)	1. Sole power to vote or direct vote: 6,443,977
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 6,443,977
4. Shared power to dispose or direct the disposition: 0

(c)	Engine Investments has not entered into any transactions in the Shares since the filing of Amendment No. 1 to the Schedule 13D. The transactions in the Shares on behalf of each of Engine Capital and Engine Jet since the filing of Amendment No. 1 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
F.	Arnaud Ajdler
(a)	Mr. Ajdler, as the managing partner of Engine Management, and the managing member of each of Engine GP and Engine Investments, may be deemed to beneficially own the 6,443,977 Shares owned in the aggregate by Engine Capital and Engine Jet.

Percentage: Approximately 9.4%

(b)	1. Sole power to vote or direct vote: 6,443,977
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 6,443,977
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Ajdler has not entered into any transactions in the Shares since the filing of Amendment No. 1 to the Schedule 13D. The transactions in the Shares on behalf of each of Engine Capital and Engine Jet since the filing of Amendment No. 1 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

G.       Mr. Frankfurt

(a)	As of the date hereof, Mr. Frankfurt did not beneficially own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Frankfurt has not entered into any transactions in the Shares during the past sixty (60) days.

13

CUSIP No. 23257D103

H.       Mr. Kidron

(a)	As of the date hereof, Mr. Kidron did not beneficially own any Shares.

Percentage: 0%

(b)	1. Sole power to vote or direct vote: 0 2. Shared power to vote or direct vote: 0 3. Sole power to dispose or direct the disposition: 0 4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Kidron has not entered into any transactions in the Shares during the past sixty (60) days.

Each Reporting Person may be deemed to be a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, and such group may be deemed to beneficially own the Shares owned in the aggregate by all of the Reporting Persons. Each Reporting Person disclaims beneficial ownership of the Shares that he, she or it does not directly own.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On March 13, 2020, the Reporting Persons entered into a Joint Filing and Solicitation Agreement pursuant to which, among other things, the parties agreed to (a) the joint filing on behalf of each of them of statements on Schedule 13D, and any amendments thereto, with respect to the securities of the Issuer and (b) solicit proxies for the election of the Nominees at the Annual Meeting. A copy of the Joint Filing and Solicitation Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Engine Capital has entered into letter agreements pursuant to which it and its affiliates agreed to indemnify the Nominees (other than Mr. Ajdler) against claims arising from the solicitation of proxies from the Issuer’s stockholders in connection with the Annual Meeting and any related transactions. A form of the indemnification letter agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1	Joint Filing and Solicitation Agreement, dated March 13, 2020.
99.2	Form of Indemnification Letter Agreement.
99.3	Powers of Attorney.

14

CUSIP No. 23257D103

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 13, 2020

Engine Capital, L.P.

By:	Engine Investments, LLC General Partner

By:	/s/ Arnaud Ajdler
	Name:	Arnaud Ajdler
	Title:	Managing Member

Engine Jet Capital, L.P.

By:	Engine Investments, LLC General Partner

By:	/s/ Arnaud Ajdler
	Name:	Arnaud Ajdler
	Title:	Managing Member

Engine Capital Management, LP

By:	Engine Capital Management GP, LLC General Partner

By:	/s/ Arnaud Ajdler
	Name:	Arnaud Ajdler
	Title:	Managing Member

Engine Capital Management GP, LLC

By:	/s/ Arnaud Ajdler
	Name:	Arnaud Ajdler
	Title:	Managing Member

Engine Investments, LLC

By:	/s/ Arnaud Ajdler
	Name:	Arnaud Ajdler
	Title:	Managing Member

/s/ Arnaud Ajdler
Arnaud Ajdler
Individually and as attorney-in-fact for Robert Frankfurt and Nadav Kidron

15

CUSIP No. 23257D103

SCHEDULE A

Transactions in the Shares Since the Filing of Amendment No. 1 to the Schedule 13 D

Nature of Transaction	Amount of Securities Purchased/(Sold)	Price Per Share($)	Date of Purchase/Sale

Engine Capital, L.P.

Sale of Common Stock	(184,842)	1.7132	03/06/2020
Sale of Common Stock	(274,809)	1.6480	03/09/2020
Purchase of Common Stock	267,772	1.4078	03/12/2020

Engine JET Capital, L.P.

Sale of Common Stock	(10,426)	1.7132	03/06/2020
Sale of Common Stock	(39,489)	1.7132	03/06/2020
Sale of Common Stock	(58,710)	1.6480	03/09/2020
Purchase of Common Stock	57,228	1.4078	03/12/2020